November 11, 2021
Stephen Branstetter
via email

Dear Stephen:

Smartsheet Inc. (the "Company") is pleased to offer you a new role within the Company on the terms described below.

1. Position. You will transition to a full-time position as Chief Operating Officer and will initially report to the Company's CEO. By signing this letter, you confirm with the Company that you are under no contractual or other legal obligations that would prohibit you from performing your duties with the Company.

2. Compensation. You will be paid a starting base salary at the rate of $325,000 per year, payable on the Company's regular payroll dates. Additionally, you will be eligible to participate in our annual company bonus program. Your new company bonus target is 60% of base salary, contingent upon achievement of both personal and corporate objectives. The eligible amount for a specific plan year is based on the bonus target percentage multiplied by your base pay, and is prorated for mid-plan year base pay rate changes and mid-plan year bonus target percentage changes. For more detail on the Annual Company Bonus Plan please refer to the plan document posted on the Employee Resource Center or contact me.

3. Equity. Management will recommend to the Compensation Committee of the Company's Board of Directors (the "Committee") that, during the Company's upcoming annual equity grant process, you be granted equity awards with an aggregate value of $1,500,000 provided in a combination of stock options (making up approximately one-third of the aggregate value) and restricted stock units (approximately two-thirds of the aggregate value). Equity awards (i) will be granted under and subject to the terms and conditions of the Company's 2018 Equity Incentive Plan and the applicable award agreement; and (ii) shall vest over four years, with 25% vesting on the one year anniversary of the vesting commencement date, and the remaining 75% vesting in equal quarterly increments thereafter.

4. Employment Relationship. This change in role does not alter the nature of your employment nor does it imply a contract with the Company. Employment with the Company is for no specific period of time. Your employment with the Company will continue to be "at will".

5. Withholding Taxes. All forms of compensation referred to in this letter are subject to applicable withholding and payroll taxes.

6. Entire Agreement. This offer letter constitutes the entire agreement between you and the Company regarding the matters described in this letter, and supersedes and replaces any prior understandings or agreements, whether oral, written or implied, between you and the Company relating to such subject matter.

7. Effective Date and Transition. If you wish to accept this offer, please sign and date this letter. This offer, if not accepted, will expire at the close of business on Nov 11, 2021. Your anticipated start date in the new role is Nov 12, 2021. If you have any questions regarding this offer or need to adjust your start date, please contact Mark or myself. We look forward to having you join us!

Sincerely,
Smartsheet Inc.

DocuSigned by:
Megan Hansen
Megan Hansen, Chief People and Culture Officer

I have read and accept this employment offer.

DocuSigned by:
Stephen Branstetter
Stephen Branstetter
11/11/2021

Date